Certain information has been excluded from this exhibit because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

Schedule B-6

Fee Schedule

This Schedule B -6 is part of the ETF Distribution Agreement effective December 8, 2021 (the “Agreement”) by and between Capitol Series Trust (the “Trust”) and Northern Lights Distributors, LLC (“Distributor”).

Fund(s)
Sterling Capital Enhanced Core Bond ETF

Each of the above referenced funds a “Fund” and collectively, the “Funds”.

Service Fees:

Annual fee of $[REDACTED] for each Fund PLUS:

●	[REDACTED] basis point or [REDACTED]% per annum of each Fund’s average daily net assets.

Advertising Review Fees:

The Fund shall pay to the Distributor a fee for advertising submission per the schedule listed below:

Submissions*	Charge
Per Month	Per Month**
0 - 10 Submissions	No Charge
11+ Submissions	$[REDACTED] per Submission
*Excludes Fund Fact Sheets
**Charges do not include FINRA filing fees

The Fund shall also pay an additional fee to Distributor calculated as [REDACTED]% of any FINRA costs incurred (for example, if FINRA charged $[REDACTED] to perform advertising review, Distributor would charge the Fund an additional $[REDACTED]).

All service fees outlined above are payable monthly in arrears.

On each anniversary date of the Agreement, Distributor will increase the fees set forth herein by an amount not to exceed the average annual change for the prior calendar year in the Consumer Price Index for All Urban Consumers - All Items (seasonally adjusted)1 plus 1.5%.

Reimbursable Expenses:

The Fund shall pay all reasonable reimbursable expenses incurred by Distributor in connection with activities performed for the Fund including, without limitation:

●	costs associated with any pre-engagement audit work performed by Distributor

[1]	Using 1982-84=100 as a base, unless otherwise noted in reports by the Bureau of Labor Statistics.

Schedule B-6 | Page 1

●	typesetting, printing and distribution of prospectuses and shareholder reports

●	production, printing, distribution and placement of advertising and sales literature and materials

●	engagement of designers, free-lance writers and public relations firms

●	long-distance telephone lines, services and charges

●	postage

●	overnight delivery charges

●	FINRA and registration fees

●	marketing expenses

●	record retention fees

●	travel, lodging and meals

●	NSCC charges

●	Fund platform fees and service fees

●	website monitoring review

●	monitoring software

In the event the fees authorized by the Funds for payment to Distributor are insufficient to cover the fees due to Distributor for its services provided hereunder, Sterling Capital Management LLC, the investment adviser to the Funds, agrees to pay Distributor the remaining balance of any fees due and payable to Distributor according to this fee schedule within 30 days of request.

IN WITNESS WHEREOF, the parties hereto have executed this Schedule to the ETF Distribution Agreement effective this December 11, 2024.

CAPITOL SERIES TRUST (for the above referenced Fund(s))		NORTHERN LIGHTS DISTRIBUTORS, LLC

By:	/s/ Matthew J. Miller	By:	/s/ Kevin Guerette
	Matthew J. Miller		Kevin Guerette
	President		President

Schedule B-6 | Page 2

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1)       Distributor expends substantial time and money, on an ongoing basis, to recruit and train its employees; (2) Distributor’s business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any Distributor employees who are involved in the procurement of the services under the Agreement then Distributor may suffer lost sales and other opportunities and would incur substantial expense in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it shall not knowingly solicit, attempt to induce or otherwise hire an employee of Distributor for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to Distributor in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full-time, part-time or temporary basis.

Sterling Capital Management LLC

4350 Congress Street, Suite 1000

Charlotte, NC 28209

By:	/s/ Scott Haenni
Name:	Scott Haenni
Title:	CEO

Schedule B-6 | Page 3